Filed Pursuant to Rule 424(b)(5)

Registration No. 333-279425

PROSPECTUS SUPPLEMENT NO. 2

(to Prospectus dated May 22, 2024 and

Prospectus Supplement dated September 3, 2024)

IMUNON, INC.

Up to $10,000,000 of Common Stock

This prospectus supplement amends and supplements the information in the prospectus supplement, dated September 3, 2024 (the “ATM Prospectus Supplement”), to the accompanying base prospectus, dated May 22, 2024 (the “Base Prospectus” and, collectively with the ATM Prospectus Supplement, the “Prospectus”) filed as part of our registration statement on Form S-3 (File No. 333-279425) (the “Registration Statement”), relating to the offer, issuance and sale of shares of our common stock, par value $0.01 per share (“Common Stock”), from time to time pursuant to the terms of an At the Market Offering Agreement, dated as of May 25, 2022, as amended by Amendment No. 1 to At the Market Offering Agreement, dated as of May 15, 2024 (as amended, the “Sales Agreement”), by and between us and H.C. Wainwright & Co., LLC, as sales agent or principal (“Wainwright” or the “sales agent”). Through the date hereof, we have sold an aggregate of $1,815,267 of shares of our Common Stock through the sales agent under the Sales Agreement. This prospectus supplement should be read in conjunction with the Prospectus, and is qualified by reference thereto, except to the extent that the information herein amends or supersedes the information contained in the Prospectus. This prospectus supplement is not complete without, and may only be delivered or utilized in connection with, the Prospectus, and any future amendments or supplements thereto.

We are filing this prospectus supplement to amend and supplement the Prospectus to increase the aggregate amount we intend to sell pursuant to the Sales Agreement. As of the date of this prospectus supplement, we are offering up to an aggregate of $10,000,000 of our Common Stock for sale under the Sales Agreement, which includes $5,500,000 that was originally authorized pursuant to the ATM Prospectus Supplement and an additional $4,500,000 pursuant to this prospectus supplement and does not include the shares of Common Stock previously sold pursuant to the Sales Agreement.

As of the date of this prospectus supplement, the aggregate market value of our outstanding Common Stock held by non-affiliates was approximately $79,075,969, based on 31,828,425 shares of Common Stock outstanding as of the date of this prospectus supplement, of which 31,504,370 shares are held by non-affiliates, and a price of $2.51 per share, which was the last reported sale price of our Common Stock on The Nasdaq Stock Market LLC (“Nasdaq”) on June 2, 2025. As a result, our public float has increased above $75.0 million, and we are no longer subject to the limitations contained in General Instruction I.B.6 of Form S-3 as of the date of this prospectus supplement. If we become subject to the offering limits in General Instruction I.B.6 of Form S-3 in the future, we will file another prospectus supplement.

Our Common Stock is listed on Nasdaq under the symbol “IMNN.” On July 18, 2025, the last reported sale price for our Common Stock on Nasdaq was $0.552 per share.

The validity of the shares being offered hereby will be passed upon by Thompson Hine LLP.

Investing in our securities involves a high degree of risk. Before making an investment decision, please read “Risk Factors” beginning on page S-3 of the ATM Prospectus Supplement and the other documents and information contained or incorporated by reference in this prospectus supplement and the ATM Prospectus Supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

H.C. Wainwright & Co.

The date of this prospectus supplement is July 22, 2025